Beckman, Lieberman & Barandes, llp ATTORNEYS AT LAW 116 John Street, New York, NY 10038	TELEPHONE (212) 608-3500 TELECOPIER (212) 608-9687
Long Island Office 100 Jericho Quadrangle, Jericho, NY 11753 Ext. 127 Direct Fax (212) 608-9687 E-Mail: RBarandes@BLBLLP.com

January 3, 2008

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549 - 7010
Attn: Edward N. Kelly, Senior Counsel

Re:	Versadial, Inc., formerly Carsunlimited.com, Inc.
Registration Statement on Form SB-2, as amended Filed October 24, 2007, - File# 333-141365

Ladies and Gentlemen:

On behalf of Versadial, Inc. (“Company”) or (“Versadial”), the following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (“SEC”) set forth in its letter dated November 7, 2007 with respect to the above referenced documents filed by the Company. Supplemental information provided to you in this letter is based upon information and/or documentation provided by the Company. The numbers of our responses parallel the numbers in your November 7, 2007 letter. We are providing a hard copy red-lined version of the Registration Statement to facilitate your review.

1.	Please be advised supplementally that we have revised the Registration Statement to delete the references to cancellation of the initial warrants.

2.	Please be advised supplementally that we have revised the Registration Statement to identify the related party that provided the advances to Versadial.

3.
Please be advised supplementally that we did not file the credit memo with Avon as an exhibit to the current reports on Form 8K dated September 29, 2006 and May 14, 2007 and filed on October 4, 2006 and May 18, 2007, respectively, for the reason that we do not believe the credit memo was a material contract requiring filing under item 601 (b) (10) of Regulation S-B. As noted in the current report on Form 8K dated September 29, 2006, Versadial received $700,000 from Avon in exchange for its commitment to deliver pre-production samples of a specially designed dual chamber dispensing pump to Avon. The current report on Form 8K dated May 14, 2007 disclosed that Versadial satisfied Avon’s requirements for the specially designed dispensing pump, and consequently Avon advanced an additional $1,000,000 to Versadial to fund pre-production tooling and equipment expenses. Versadial believes its only material contract with Avon is the Master Supply Agreement entered into on July 10, 2007 and set forth as an exhibit to its current report on Form 8K dated July 10, 2007 and filed on July 16, 2007. The credit memo merely allocates how the previously advanced $1.7 million will be applied as a credit against purchases made by Avon pursuant to the Master Supply Agreement.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	January 3, 2008
Page -2-

4.
Please be advised supplementally that we have revised the Registration Statement to identify the amount of firm commitments for initial production of Versadial’s 40 millimeter and 49 millimeter dual chambered dispensing pumps. The development projects that Versadial are involved in are in preliminary testing and validation stages with several customers and will be disclosed as required when any material contracts or commitments are finalized.

5.	Please be advised supplementally that we have revised the Registration Statement to set forth the extension of the maturity date of the $1.5 million due to shareholders to February 28, 2008.

6.	Please be advised supplementally that the address of counsel has been set forth in the Registration Statement.

7.
Versadial showed the historical balance of common shares of Innopump as of the last fiscal year (June 30, 2006) and recast the statement of stockholders’ deficit as of the merger date for the equivalent number of shares received in the merger. The effect on the fiscal year end balances at June 30, 2007 is the same as if Versadial had retroactively restated the beginning balances. Below please find a reconciliation of the common shares prior to and as a result of the merger of both entities. In addition, attached as Annex 1 to this letter, we have set forth the statements of stockholders’ deficit of both Versadial f/k/a Carsunlimited.com, Inc. (“Cars”) (or the accounting target), and Innopump (the accounting acquiror) as of June 30, 2006, the last reporting period prior to the merger on August 9, 2006. Also as part of Annex 1 is the statement of stockholders’ deficit for the year ended June 30, 2007 which was included in Versadial’s 10-KSB filing.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	January 3, 2008
Page -3-

Reconciliation:
	Innopump	Versadial (f/k/a/ Cars)
	Common Shares	Common Shares

Outstanding June 30, 2006	246,000	31,125,000

Conversion of shareholder debt to equity August 8, 2006		10,000,000

Shares subject to put option prior to merger (included in liabilities at June 30, 2006)	16,500	--

Conversion of debt to equity at time of merger ($1,200,000)	28,792	--

Total outstanding at merger date:	291,292	41,125,000

Reversal of Innopump common shares at merger	(291,292)	--

Shares issued on merger
(approximately 1,950 Versadial for each Innopump)	568,134,259	--

Reverse split March 2, 2007 (1/45)	(568,134,259)	(41,125,000)
Shares issued on reverse split (as rounded up)	12,625,243	914,227

Total outstanding at June 30, 2007:	12,625,243	914,227

Aggregate outstanding at June 30, 2007:	13,539,470

8.
We do understand that whenever a public shell with no operations and no major assets completes a reverse merger with an operating company, it should be accounted for as a recapitalization of the operating company.  However, the Versadial (formerly Carsunlimited) public shell raised $7.5 million prior to the reverse merger, as a condition of completing the merger, and also had some current payable obligations, therefore the public shell had $7.5 million in cash and debt and approximately $120,000 in other current liabilities on August 9, 2006 (pre-reverse merger). As a result, we believe that Versadial’s accounting for the reverse merger was correct. We would like to add that fair value was the same as book value on the date of the reverse merger.

9.
Please be advised that the Capital Lease Obligation described in Note 11 of the financial statements discloses the future minimum lease payments in the aggregate and for each of the succeeding fiscal years as the long-term portion of $84,016 is disclosed to be due by March 2009. The long-term portion is all due in fiscal year ending June 30, 2009 and the current portion is due in fiscal year ending June 30, 2008.

Beckman, Lieberman & Barandes, llp
Re: Versadial, Inc., formerly Carsunlimited.com, Inc.	January 3, 2008
Page -4-

10.	Please be advised supplementally that we have revised the exhibit index in the manner requested in the November 7, 2007 letter.

11.	Please be advised supplementally that the critical accounting policies and MD&A has been removed from exhibit 99.1.

12.	Please be advised supplementally that the Safe Harbor text is not included in the Registration Statement.

13.
Please be advised supplementally that Versadial has addressed the comments noted in the staff’s letter of November 7, 2007 above and amended the Registration Statement (Amendment No. 3) as required in response to the comments where applicable. We do not believe any of these comments or the supplemental responses would require an amendment of the annual report on Form 10-KSB.

14.
In accordance with the procedure set forth in Rule 406 adopted by the Commission under the Securities Act of 1933, as amended, Versadial has requested confidential treatment as to a certain section and annexes of the contract set forth, in redacted form, as Exhibit 10.10 to the Registration Statement.

Very truly yours, Beckman, Lieberman & Barandes, LLP

By:	/s/ Robert Barandes
Robert Barandes

RB/cr

Annex #1 1/3 Pages

INNOPUMP, INC. D/B/A VERSADIAL

Innopump-
Accounting Acquiror

STATEMENTS OF STOCKHOLDERS' DEFICIT

Years Ended June 30, 2006 and 2005

	Preferred Stock		Common Stock		Accumulated	
	Shares	Amount	Shares	Capital	Deficit	Total
Balances, July 1, 2004	$	-	246,000 $	25 $	(2,125,816) $	(2,125,791)
Net loss					(1,602,718)	(1,602,718)
Balances, June 30, 2005			246,000	25	(3,728,534)	(3,728,509)
Net loss					(3,158,792)	(3,158,792)
Balances, June 30, 2006	$	-	246,000 $	25 $	(6,887,326) $	(6,887,301)

See accompanying notes to audited financial statements

4

Versadial F/K/A

CARSUNLIMITED.COM, INC.
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND THE PERIOD
FROM MARCH 7, 2000 (INCEPTION) TO JUNE 30, 2006
(UNAUDITED)

	Common Stock					
	Number of Shares	Par Value	Additional Paid-in Capital	Subscriptions Receivable	(Deficit) Accumulated during Developmental Stage	Total
arch 7, 2000	-	$ -	$ -	$ -	$ -	$ -
hares issued for cash ($.08 per share)	2,239,000	2,239	192,511	-	-	194,750
hares issued for services ($.10 per share)	3,170,000	3,170	313,830	-	-	317,000
ounders Stock	20,091,000	20,091	-	(20,091)	-	-
et (loss)	-	-	-	-	(565,268)	(565,268)
ess subscriptions receivable	-	-	-	(200)		(200)
alance, December 31, 2000 (Unaudited)	25,500,000	25,500	506,341	(20,291)	(565,268)	(53,718)
hares issued for services ($.01 per share)	1,025,000	1,025	9,325	-	-	10,350
ubscription collected	-	-	-	20,091	-	20,091
apital contribution	-	-	40,000	-	-	40,000
et loss	-	-	-	-	(192,233)	(192,233)
alance, December 31, 2001 (Unaudited)	26,525,000	26,525	555,666	(200)	(757,501)	(175,510)
et loss	-	-	-	-	(58,621)	(58,621)
apital contributed by shareholders	-	-	37,854	-	-	37,854
alance, December 31, 2002 (Unaudited)	26,525,000	26,525	593,520	(200)	(816,122)	(196,277)
hares issued in exchange for onvertible loan ($.01 per share)	2,300,000	2,300	20,700	-	-	23,000
hares issued for services ($.01 per share)	800,000	800	7,200	-	-	8,000
dditional capital contribution	-	-	113,212	-	-	113,212
et loss	-	-	-	-	(13,122)	(13,122)
alance, December 31, 2003	29,625,000	29,625	734,632	(200)	(829,244)	(65,187)
hares issued in exchange for onvertible loan ($.01 per share)	500,000	500	4,500	-	-	5,000
eneficial Conversion of notes	-	-	50,213	-	-	50,213
et loss	-	-	-	-	(71,516)	(71,516)
alance, December 31, 2004	30,125,000	30,125	789,346	(200)	(900,760)	(81,489)
hares issued for services ($.10 per share)	250,000	250	24,750	-	-	25,000
hares issued for cash ($.10 per share)	750,000	750	74,250	-	-	75,000
rite off stock subscription	-	-	(200)	200	-	-
et loss	-	-	-	-	(146,641)	(146,641)
alance, December 31, 2005	31,125,000	31,125	888,146	-	(1,047,401)	(128,130)
dditional capital contribution	-	-	9,652	-	-	9,652
et loss	-	-	-	-	(60,562)	(60,562)
alance, June 30, 2006	31,125,000	$ 31,125	$ 897,798	$ -	$ (1,107,963)	$ (179,040)

See notes to unaudited financial statements.

5

VERSADIAL, INC.

(Surviving entity)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Years Ended June 30, 2007 and 2006

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, July 1, 2005	246,000 $	25 $	- $	(3,728,534) $	(3,728,509)
Net loss				(3,158,792)	(3,158,792)
Balances, June 30, 2006	246,000	25		(6,887,326)	(6,887,301)
Reverse acquisition on August 9, 2006	12,045,558	1,204	(549,276)		(548,072)
Expiration of put option on common stock subject to redemption (including $62,403 in accrued interest through conversion date)			887,403		887,403
Conversion of convertible debt to common stock	1,247,912	125	1,199,875		1,200,000
Capital distributions to members of SCG			(49,121)		(49,121)
Net loss				(7,942,346)	(7,942,346)
Balances, June 30, 2007	13,539,470 $	1,354 $	1,488,881 $	(14,829,672) $	(13,339,437)

See accompanying notes to consolidated financial statements

F-4